FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 11, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
11 October 2021
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 October 2021	14,474	227.50	226.90	227.1743	LSE
11 October 2021	1,653	227.50	226.90	227.1977	CHIX
11 October 2021	1,740	227.50	226.90	227.1109	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 30 July 2021, as announced on 2 August 2021.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 190,378,875 Ordinary Shares in treasury and have 11,431,996,178 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
11 October 2021	08:06:22	BST	424	227.00	BATE	1332794
11 October 2021	08:06:23	BST	400	226.90	BATE	1,332,855
11 October 2021	08:06:55	BST	269	227.00	BATE	1,334,380
11 October 2021	08:06:55	BST	181	227.00	BATE	1,334,378
11 October 2021	08:08:37	BST	466	227.50	BATE	1,337,171
11 October 2021	08:06:23	BST	497	226.90	CHIX	1,332,849
11 October 2021	08:06:55	BST	403	227.00	CHIX	1,334,376
11 October 2021	08:08:37	BST	753	227.50	CHIX	1,337,167
11 October 2021	08:06:23	BST	6558	226.90	LSE	1,332,853
11 October 2021	08:06:23	BST	1300	226.90	LSE	1,332,851
11 October 2021	08:08:37	BST	6616	227.50	LSE	1,337,165

Date: 11 October 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary